

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

>   **Re: Energy 11, L.P.**
>   **Registration Statement on Form S-1**
>   **Filed July 17, 2014**
>   **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

Distributions, page 8

1.   Your description of the priority of distributions does not appear to be consistent with the priority set forth in Section 6.2 of the First Amended and Restated Agreement of Limited Partnership provided as Exhibit A to the prospectus. Please advise.

2.   Please revise to clarify whether the referenced 7% of the net investment amount is an annual rate.

The Offering, page 10

3.   Please revise to clarify whether the relevant date for determining whether the minimum subscriptions have been received is September 30, 2016, or December 31, 2016.

Risk Factors, page 15

We will depend on the Manager…, page 20

4.   Please revise this risk factor to describe the meaning of "IM."

The Manager will not owe a fiduciary duty or similar duty to us…, page 21

5.   We note your disclosure that the management agreement provides that the Manager will not be liable to you for monetary damages, unless the conduct that led to the damages was grossly negligent or intentional misconduct. We also note your disclosure at page 21 that even if the Manager is determined to have breached the Management Agreement in a manner that is grossly negligent or willful, your ability to collect monetary damages from the Manager will be limited by the assets of the Manager, which are not likely to be significant. Please revise to include such information in the Summary section of your prospectus.

Source of Funds and Estimated Use of Offering Proceeds, page 42

Estimated Use of Proceeds, page 42

6.   We note your response to our prior comment 12 and specifically the portion of your response in which you state that "[t]he expenses are likely to increase from $1.5 million and [sic] $8 million in the 'Maximum Offering' due to the higher printing expenses, accounting and legal fees, and other communication costs … ." Please clarify whether you anticipate that the expenses will increase above $8 million, as suggested by your response. Please also revise to clarify whether such reimbursement is capped at $8 million. In that regard, we note that Section 7.4 of the First Amended and Restated Agreement of Limited Partnership provides for a cap of 3% of the gross proceeds of the sale of the units. As a result, it appears that this reimbursement could be for more than $8 million.

7.   We note your disclosure at page 43 regarding "amounts available for investment, management fees and distributions to common unitholders." We also note your disclosure at page 11 regarding the use of offering proceeds. Please revise your disclosure to state the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K. For example, please disclose the amounts to be used to (1) acquire oil and gas properties and (2) develop, operate and manage oil and gas properties.

Management, page 46

8.   We note your disclosure that none of the owners of the general partner will receive any form of remuneration or other compensation for acting as a director or officer, other than reimbursement for documented travel, entertainment and similar expenses incurred in connection with attending board meetings "and otherwise in connection with administering the Partnership business." Please revise to clarify whether the owners of the general partner will be reimbursed for expenses other than documented travel, entertainment and similar expenses incurred in connection with administering the Partnership's business.

Prior Real Estate Programs, page 49

9.   We note the disclosure added in response to prior comment four. Please revise to indicate whether income from the prior real estate programs was sufficient to support distributions to investors. If material, please also add related disclosure to the risk factor "Our distributions to our common unitholders may not be sourced from our cash generated from operations…" that begins on page 15.

Description of the Management Agreement, page 56

10.   We note your disclosure at page 60 that the significant terms of any operating agreements with the Manager have been agreed upon as of the date of the prospectus. Please revise to disclose any such terms that are material.

Exhibits

Exhibit 10.2

11.   Please re-file the management services agreement to include Exhibits C and E.

Exhibit 10.4

12.   We note the reference in Section 2 of the letter agreement to an opportunity to secure a purchase option for mineral assets in the "SCOOP" energy play located in Oklahoma. Please advise as to why such assets are not referenced in the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George Young, Esq.